Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700	615.244.6380 main
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Nashville, TN 37219-8966	wallerlaw.com

Marc J. Adesso
15.850.8063 direct
Marc.Adesso@wallerlaw.com

March 30, 2018

United States Securities and Exchange Commission

Washington, D.C., 20549

Attn: Anne Nguyen Parker

Re:	Xspand Products Lab, Inc. Amendment No. 1 to

Offering Statement on Form 1-A
Filed on March 27, 2018
CIK No. 0001717556

Dear Ms. Parker:

Xspand Products Lab, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 1 to the draft Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2017 (the “Offering Statement”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, the Company has filed today with the Commission Amendment No. 2 to its Offering Statement on Form 1-A (the “Amendment”).

Cover Page

1.	We note your disclosure on page 18 that you “do not intend to proceed with the consummation of the offering unless a minimum of 240,000 shares of [your] Common Stock are sold in the Offering.” Please revise your table to indicate the minimum number of shares that must be sold in this offering. Clarify here and throughout that the proceeds will be held in escrow until the minimum amount of shares have been sold and that, if the minimum amount of shares are not sold, the proceeds will be returned to the investors. In addition, please revise your “Plan of Distribution” section to describe the escrow agreement, the return of funds to investors if you do not reach the minimum as well as the transmission of proceeds from the escrow agent to the seller. In all places where you discuss your capitalization and shares outstanding after the offering, please expand to reflect the minimum as well as the maximum offering closings. Finally, please amend your Escrow Agreement to describe the terms related to a failure to sell the minimum number of shares.

Xspand Products Lab, Inc.

March 30, 2018

RESPONSE: In response to the Staff’s comment, in the Amendment, the Company revised the table on the cover page of the offering circular to indicate the minimum number of shares that must be sold in the offering. The Company also attempted to clarify on the cover page and throughout that the gross proceeds of the offering will be held in escrow until the minimum amount of shares have been sold and that, if the minimum amount of shares are not sold, the proceeds will be returned to the investors.

In addition, the Company revised the “Plan of Distribution” section to describe the amended and restated escrow agreement, which now more clearly states that funds will be returned to investors if it does not reach the minimum as well as the transmission of proceeds from the escrow agent to the seller. Please see page 51 of the Amendment.

Similarly, in the places where the Company discussed capitalization and shares outstanding after the offering, the Company attempted to update disclosures to reflect the minimum as well as the maximum offering closings. For example, please see the “Capitalization” section on page 19 of the Amendment.

Finally, please see Exhibit 8.2 of the Amendment, which contains a Form of the Amended and Restated Escrow Agreement between the Company, Alexander Capital, L.P. and Signature Bank, which contains a description of the terms contained in such Amended and Restated Escrow Agreement related to the occurrence of a failure to sell the minimum number of shares in the Offering.

Risk Factors, page 7

2.	We note that Article XIII of your amended and restated certificate of incorporation contains an exclusive forum provision. Please include disclosure in your offering statement about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

RESPONSE: In response to the Staff’s comment, the Company has added the requested risk factor, which contains a discussion of the provision, its scope, its enforceability and its potential impact on the rights of investors. Please see page 13 of the Amendment.

***

Xspand Products Lab, Inc.

March 30, 2018

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Waller Lansden Dortch & Davis, LLP

cc:	Christopher B. Ferguson
Chief Executive Officer

Philip Anderson
Chief Financial Officer

Wes Scott, Esq.
Waller Lansden Dortch & Davis, LLP